REAL ESTATE

July 23, 2009

For Immediate Release

ING CLARION REAL ESTATE INCOME FUND
ANNOUNCES ADJOURNMENT OF SPECIAL MEETING OF
SHAREHOLDERS

Philadelphia, Pennsylvania – July 23, 2009 – ING Clarion Real Estate Securities, L.P. announced today that the special meeting of shareholders of ING Clarion Real Estate Income Fund (NYSE: IIA) was held today and has been adjourned until August 10, 2009.

The special meeting was adjourned to allow additional time to further solicit votes in connection with the proposed reorganization between IIA, ING Clarion Global Real Estate Income Fund (NYSE: IGR) and IGR Merger Subsidiary, a direct, wholly-owned subsidiary of IGR, with IGR Merger Subsidiary being the surviving fund, as outlined in the Notice of Special Meeting of Shareholders previously mailed to shareholders. The reconvened special meeting of shareholders will be held at 9:00 a.m. on August 10, 2009 at the offices of ING Clarion Real Estate Securities, L.P., 201 King of Prussia Road, Radnor, Pennsylvania 19087.

For more information on our closed-end funds please visit our website at www.ingclarionres.com.

ANALYST AND PRESS INQUIRIES: David Leggette, Vice President, 610-995-2500

About ING Clarion Real Estate Securities

The closed-end funds IIA and IGR are managed by ING Clarion Real Estate Securities a registered investment management firm specializing in the management of equity real estate securities. Headquartered near Philadelphia, Pennsylvania the firm has approximately $11 billion in assets under management as of June 30, 2009 and over 70 employees located throughout the United States, the United Kingdom, Hong Kong, and Japan.

ING Clarion Real Estate Securities is the real estate equity management arm of ING Real Estate an integrated real estate group focused on the investment management, finance and development of quality real estate in all major global markets with a total portfolio of over $149 billion. ING Real Estate ranks among the world’s leading real estate companies and serves a broad client base from offices in 22 countries in Europe, North and South America, Asia and Australia. ING Real Estate is part of ING Group.

More information on ING Clarion’s Closed-End Funds is available at www.ingclarionres.com.